As filed with the Securities and Exchange Commission on September 18, 2006
                                             Securities Act File No. 333-111561
                                      Investment Company Act File No. 811-21480
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                               (Name of Issuer)

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                     (Name of Person(s) Filing Statement)

                      Limited Liability Company Interests
                        (Title of Class of Securities)
                                  890716 10 3
                     (CUSIP Number of Class of Securities)


                                  John H. Kim
                          Director and Senior Counsel
                           Deutsche Asset Management
                                345 Park Avenue
                           New York, New York 10154
                                (212) 454-6849

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                               Sidley Austin LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300




                                March 22, 2006
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)




===============================================================================

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 22, 2006 by The Topiary Fund for Benefit Plan Investors (BPI) LLC (the "Fund"), in connection with an offer by the Fund to repurchase up to $10,142,360.05 of limited liability company interests ("Interests") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on March 22, 2006. The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the "Master Fund") made a concurrent offer to repurchase interests ("Master Fund Interests") in the Master Fund for a value equivalent to the value of the Interests that the Fund offered to repurchase (the "Master Fund's Offer").

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"):

         1.   The Offer expired at 12:00 midnight, Eastern Time, on April 26,
              2006.

         2. For Members who tendered all of their Interests in the Fund (and which all were accepted for repurchase by the Fund), the Valuation Date pursuant to the Offer was June 30, 2006.

         3. $962,743.54 of Interests were validly tendered to, and not withdrawn from, the Offer, and $962,743.54 of Interests were accepted for purchase by the Fund in accordance with the terms of the Fund's Offer and as permitted by Rule 13e-4(f)(1)(ii) of the 1934 Act. No Master Fund Interests were tendered to the Master Fund's Offer.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              THE TOPIARY FUND FOR BENEFIT
                                              PLAN INVESTORS (BPI) LLC


                                              /s/ Marielena Glassman
                                              -----------------------------
                                              Name: Marielena Glassman
                                              Title: Treasurer

September 18, 2006

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               THE TOPIARY MASTER FUND FOR
                                               BENEFIT PLAN INVESTORS (BPI) LLC


                                               /s/ Marielena Glassman
                                               ------------------------------
                                               Name: Marielena Glassman
                                               Title: Treasurer

September 18, 2006